Contact

www.linkedin.com/in/marcus-mitson-3582a019a (LinkedIn)

Top Skills

Sales Management
Sales & Marketing
Quotas

Marcus Mitson

Vice President of Sales at UNITY
Charleston

Summary

Highly aggressive, results oriented Sales Manager with over 19 years of experience selling wine, spirits and consumer package goods (including CBD beverages)

Experience

UNITY

1 year 8 months

Vice President of Sales
June 2021 - Present (1 year)
St Petersburg, Florida, United States

Director of Sales - East
October 2020 - June 2021 (9 months)
St Petersburg, Florida, United States

VYBES

Southeast Regional Sales Manager
January 2019 - September 2020 (1 year 9 months)

Education

Nova Southeastern University - Huizenga School of Business

Business & Entrepreneurship · (2002 - 2006)